Filed Pursuant to Rule 433
Dated August 15, 2016
Registration Statement No. 333-202421
Relating to Preliminary Prospectus Supplement
dated August 15, 2016 to

Prospectus dated March 2, 2015

3.500% Senior Notes due 2026

Issuer:	American Financial Group, Inc.

Ratings*:	Baa1 (Moody’s) / BBB+ (S&P)

Security Type:	Senior Unsecured Fixed Rate Notes

Size:	$300,000,000

Trade Date:	August 15, 2016

Settlement Date:	August 22, 2016 (T+5)

Maturity Date:	August 15, 2026

Coupon:	3.500%

Optional Redemption:

The Issuer may redeem the senior notes, in whole or in part, at its option, at any time or from time to time:

•     prior to May 15, 2026, at a redemption price equal to the greater of (i) 100% of the principal amount of any senior notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on any senior notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) as the then current Treasury Rate plus 30 basis points; or

•     on or after May 15, 2026, at a redemption price equal to 100% of the principal amount of any senior notes to be redeemed.

Interest Payment Dates:	February 15 and August 15 of each year, commencing on February 15, 2017

Benchmark Treasury:	UST 1.500% due August 15, 2026

Spread to Benchmark Treasury:	+ 200 basis points

Benchmark Treasury Yield:	1.547%

Price to Public:	99.608%

Yield to Maturity:	3.547%

Net Proceeds (before expenses):	$296,874,000

Underwriting Discounts & Commissions:	0.65% ($1,950,000 total)

CUSIP / ISIN:	025932 AK0 / US025932AK06

Other Relationships:	U.S. Bank National Association, an affiliate of US Bancorp Investments, Inc., and a lender on the Issuer’s revolving credit facility, is serving as the trustee under the indenture relating to the senior notes.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
KeyBanc Capital Markets Inc.

MUFG Securities Americas Inc.
PNC Capital Markets LLC

The Huntington Investment Company

U.S. Bancorp Investments, Inc.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC, collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at (800) 294-1322, or Wells Fargo Securities, LLC, toll-free at (800) 645-3751.

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